FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on October 28, 2004, announcing the Company's Third Quarter and cumulative 2004 results

For Immediate Release

Compañía de Minas Buenaventura Announces

Third Quarter 2004 Results

Lima, Peru, October 28th, 2004 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the third quarter and first nine months of 2004. All figures have been prepared in Peruvian GAAP and are stated in Peruvian nuevos soles (S/.) and in U.S. dollars (US$) at a rate of S/.3.342 per US$1 for the convenience of the reader.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "This quarter, Buenaventura's net income was US$28.8 million, including a net effect of derivative instruments of US$9.3 million. Without considering this effect, net income in 3Q04 would have been US$38.1 million.

Operating income this quarter was US$14.0 million, 14% lower than 3Q03, while total EBITDA was US$95.1 million, which represents a 16% decrease when compared to 3Q03.

EBITDA from Buenaventura's direct operations was US$19.1 million, 19% lower than in 3Q03. This reduction is explained by an 81% increase in exploration expenses, which exceeds the 46% reduction in general and administrative expenses, as well as the 26% reduction in sales expenses and royalties".

It is important to note that during this quarter, exchange rate between Peruvian Nuevos Soles and the U.S. Dollar was affected by a 4% appreciation when compared with 3Q03.

Financial Highlights (in millions of US$, except EPS figures):

	3Q04	3Q03	Var %	9M04	9M03	Var %
Operating Revenues	69.5	67.6	3%	218.4	185.2	18%
Operating Income	14.0	16.2	-14%	61.7	44.3	39%
EBITDA (BVN Direct Operations)	19.1	23.6	-19%	65.2	63.8	2%
EBITDA (including Yanacocha)	95.1	112.8	-16%	289.6	259.5	12%
Net Income	28.8	-52.3	-	150.5	35.2	328%
Net Income (without mark to market effect)	38.1	58.7	-35%	118.6	127.1	-7%
EPS	0.23	-0.41	-	1.18	0.28	328%
EPS (without Mark to market effect)	0.30	0.46	-35%	0.93	1.00	-7%

Operating Highlights:
	3Q04	3Q03	Var %	9M04	9M03	Var %
Total Sales (in millions of US$)	59,918	56,895	5%	190,791	158,979	20%
Average Realized Price Gold (US$/oz.)	364.71	364.92	0%	365.27	354.45	3%
Average Realized Price Silver (US$/oz.)	6.43	4.88	32%	6.32	4.74	33%
Average Realized Price Lead (US$/TM.)	921.68	497.75	85%	875.87	477.25	84%
Average Realized Price Zinc (US$/TM.)	996.60	811.31	23%	1,014.82	791.10	28%

OPERATING REVENUE

In 3Q04 operating revenue was S/.232.2 million, or US$69.5 million, an increase of 3% when compared to 3Q03 (S/.225.9 million). This was mainly the result of a 5% increase in net sales due to higher realized metal prices along with increasing silver, lead and zinc sales contents. However, to match physical gold sales with future sales commitments, 12,300 ounces of gold were sold at the beginning of Octoberdue to a delay of 14,300 ounces of gold which were sold in the first week of October,. As a result, gold ounces of gold sold decreased 8% during on 3Q04 when compared to 3Q03.

Sales Content
	3Q04	3Q03	Var%	9M04	9M03	Var%
Gold (in oz)	74,295	81,021	-8%	228,181	233,302	-2%
Silver (in oz)	3,326,850	2,930,188	14%	10,732,379	8,339,391	29%
Lead (in MT)	7,545	6,089	24%	22,017	18,188	21%
Zinc (in MT)	13,679	13,022	5%	39,540	39,102	1%

Accumulated operating revenue for the first nine- months period of 2004 was S/.729.9 million, or US$218.4 million, an 18% increase compared to the same period of 2003 (S/.619.0 million), due to a 20% increase in net sales and a 5% increase in royalty income.

PRODUCTION AND OPERATING COSTS

Buenaventura's equity production induring 3Q04 was 84,79363 ounces of gold, 10% higher than in 3Q03 (76,891 ounces) and 3',221,586 ounces of silver, an increase of 7% compared to 3Q03 (3',009,801 ounces).

Equity production1 for the first nine-monthsnine months period of 2004 was 237,592 ounces of gold and 9',368,557 ouncesz of silver. This represents an increase of 11% in gold production and a 6% increase in silver production compared to 2003.

Equity Production[1]
	3Q04	3Q03	Var%	9M04	9M03	Var%
Gold (in oz)	84,763793	76,891	10%	237,592	214,226	11%
Silver (in oz)	3,221,586	3,009,801	7%	9,368,557	8,811,2150	6%
Lead (in MT)	4,031	3,282	23%	11,626	9,983	16%
Zinc (in MT)	6,629	5,760	15%	18,891	18,357	3%

In Orcopampa (100%), total gold production for 3Q04 was 56,447 ounces, a 21% increase when compared to 3Q03 (46,625 ounces). For the first nine- months period of 2004, total gold production was 153,328 ounces, an 15% increase when compared to the same period of 2003 (133,641 ounces).

Despite of the higher energy expenditures due to the drought in Peru, cash operating costs decreased 33% from US$185/oz in 3Q03 to US$124/oz during thisthe quarter. This variation confirms the good results of the cyanidation process as compared to the flotation during the same period of 2003.

Likewise, selling higher silver contents in Dore bars instead of versus ore concentrate at higher silver prices provided greater by-product contribution, which permitted this cutting a lower cost.

In Uchucchacua (100%), total silver production for 3Q04 increased 6% when compared to 3Q03, from 2,'464,264 ounces to 2,528,649 ounces.

For the first nine- months period of 2004, total silver production was 7',350,892 ounces, a 2% increase when compared to 2003 (7',206,699 ounces).

Cash operating cost in 3Q04 was US$2.97/oz of silver in line with the US$2.92/oz reported in the 3Q03.

In Antapite (78.04%), total production for 3Q04 was 24,937 ounces of gold, a 4% increase when compared to 24,005 ounces in 3Q03.

For the first nine- months period of 2004, total gold production was 71,431 ounces, a 17% increase when compared to 2003 (60,907 ounces).

Cash operating cost in 3Q04 increased 26% from US$142/oz of gold in 3Q03 to US$180/oz in 3Q04. This was mainly due to a 16% increase higher in exploration and development drifting, compared to the same period of 2003, as well as 41% higher diesel fuel costs.and higher Diesel cost.

In Colquijirca (32.78%), total zinc production was 15,020 MT in 3Q04, an increase of 11% when compared to 13,477 MT in 3Q03. Total silver production in 3Q04 was 906,539 ounces, a 43% increase when compared to 3Q03 (635,288 ounces).

For the first nine- months period of 2004, total zinc production was 43,140 MT, a 1% decrease when compared to 2003 (43,580 MT). In the case of silver, total production increased 16% from 2',118,107 ST in 3Q03 to 2',456,318 ST in 3Q04.

Zinc cash operating costs decreased 15% from US$740 per MT in 3Q03 to US$631 per MT in 3Q04. The by-product contribution from higher lead and silver prices to the concentrate value allowed a significant reduction in the cash cost.

 OPERATING EXPENSES

General and administrative expenses infor 3Q04 were S/.18.5 million, or US$5.5 million, a 46% decrease compared to 3Q03 (S/.34.5 million) mainly due to a lower Long-Term Management Compensation Program provision. For the first nine- months period of 2004, accumulated general and administrative expenses were S/.57.1 million, or US$17.1 million, a 24% decrease compared with 2003 (S/.75.2 million).

Exploration costs in non-operational mining areas induring 3Q04 wasere S/.37.7 million, or US$11.3 million, an increase of 163% when compared to 3Q03 (S/.14.3 million) mainly due to exploration expenses in the La Zanja, Poracota and Marcapunta projects.

OPERATING INCOME

Operating income was S/.46.7 million, or US$14.0 million, a 14% decrease compared to 3Q03 (S/.54.2 million). This increase is explained by an 81% increase in exploration expenses, both in operating and non-operating areas, which is higher was greater than the reduction of the 46% reduction in Ggeneral and Aadministrative expenses and the 26% reduction of 26% in Ssales Eexpenses and Rroyalties.

For the first nine- months period of 2004, operating income was S/.206.3 million, or US$61.7 million, which represents a 39% increase compared to 3Q03 (S/.148.0 million).

INCOME FROM NON-CONSOLIDATE AFFILIATES

Buenaventura's income from Non-Consolidated Affiliates in 3Q04 was S/.120.8 million, or US$36.2 million, a 35% decrease when compared to 3Q03 (S/.186.8 million) mainly attributedable to a decrease in Yanacocha's net income. For the first nine- months period of 2004, income from Non-Consolidated Affiliates was S/.386.1 million, or US$115.5 million, a 4% increase compared to the same period of 2003 (S/.370.0 million).

In Yanacocha (43.65%), 3Q04 gold production was 754,473 ounces of gold, a decrease of 13% when compared to 3Q03 (862,393 ounces). This reduction is explained by a decrease in leach tons placed and a slower recovery rate at La Quinua. Gold grade offrom 3Q04 production was 0.96 gr/MT, an increase of 2% when compared to 3Q03 (0.94 gr/MT)

Gold production for the first nine- months period of 2004 was 2',170,024 ounces, a decrease of 1% compared with the comparable period of 2003 (2',183,858 ounces).

Cash cost in Yanacocha was US$151/oz of gold, which represents an increase of 2319% compared with US$1237/oz in 3Q03. This is explained by higher fuel consumption from longer haul distances together with higher diesel prices of diesel, higher reagent consumption and waste stripping.

As a consequence, Nnet Iincome for 3Q04 was US$83.4 million, a 28% decrease when compared 3Q03 (US$116.5 million). hHowever, for the first nine- months period of 2004, net income was US$257.7 million, an increase of 11% when compared to the US$232.7 million reported for the same period of 2003.

This quarter, EBITDA was US$174.2 million, a decrease of 15% compared to 3Q03 (US$204.5 million). For the first nine- months period of 2004, EBITDA was US$514.1 million, an increase of 15% when compared to the US$448.3 reported million in the similarcomparable period of 2003.

Yanacocha's capital expenditures (CAPEX) for 3Q04 was were US$44.1 million, compared to US$55.7 million in 3Q03. The most significant expenditure during this quarter was devoted to the Ffull Sscale Iimplementation of Mmembrane Ttechnology in EWT Plants, leach pad facilities expansion and mine development. For the first nine- months of 2004 period, CAPEX was US$184.2 million versus US$151.7 million for the comparable 2003 period.

The temporary scaling back of mining operations due to a blockade blockingade of the mine's access road during the quarter did not change the full year 2004 gold sales forecast of 3.0 million ounces.

NET INCOME

This quarter Buenaventura's net income was S/.96.4 million, or US$28.8 million representing US$0.23 per share. This figure includes a loss of S/.47.3 million, or US$14.2 million, related to the change in the hedge book value (in accordance with IAS39 for derivative instruments), as well as and a realized deferred revenue from future sales of US$4.9 million.

Net Income

	3Q04	3Q03	Var	9M04	9M03	Var
Net Income	28.8	(52.3)	-	150.5	35.2	-
EPS	0.23	-0.41	-	1.18	0.28	-
Realized deferred (revenue) from future sale	(4.9)	0.0		(14.2)	0.0
(Gain) / Loss from change in the fair value of derivative instruments	14.2	111.1		(17.8)	91.9
Net Income (without Mark to Market effect)	38.1	58.7	-35%	118.6	127.1	-7%
EPS (without M2M effect)	0.30	0.46	-35%	0.93	1.00	-7%

HEDGING OPERATIONS

During 3Q04, the Company reported a net loss of S/.7.8 million, or US$2.3 million in derivative instruments, as a result of the execution of 41,000 ounces of gold and 488,407 ounces of silver.

Mark to Market Value of the Hedge Book (in US$ million)
	Derivative Instruments	Normal Sales	Total Value
As of September 30th 2004	(89.5)	(184.9)	(274.4)
As of September 30th 2003	(207.7)	0.0	(207.7)

PROJECT DEVELOPMENT

ORCOPAMPA

  The Rampa Mario construction to connect the Nazareno and Prometida areas has been completed with 2,160 meters of ramps and galleries. The total investment was US$6.6 Mmmillion from during the period from August 2003 to August 2004.

  Regarding the deepening of the declines of the Nazareno and Prometida areas, the project has ais 35% rate of advancecompleted. This will allow gaining access to 700.,000 ounces of gold inat the lowest levels of the Prosperidad, Lucy Piso, Prometida and Nazareno veins.

UCHUCCHACUA

  DeepenThe deepening of the Master Shaft to level 3,900 with a total investment of US$2.7 MM for a construction period of 12 months beginning on January 2004.

  The construction of a cyanidation plant to treat the tailings it's expected to begin in 4Q04. This project will add around approximately 1 million ounces of silver per year. The expected investmentbudget for this project is US$ 8.8 MMmillion.

  Regarding the Brownfield exploration, as of 30th September 30, 2004, the Pozos Ricos project, which began in May 2002, has a total accumulated investment of US$3.3 Mmmillion, while andthe Huantajalla project, which started in March 2003, has a total accumulated investment of US$2.4 MMmillion.

ANTAPITE

  The Ttailing Ddam expansion, to permit higher treatment rate, is at an 80% completed.of advance. The total expected investment is US$3.0 MMmillion with duration of 9 months, ending onin December 2004.

COLQUIJIRCA

  Taking advantage of the already existing crushing and grinding facilities, the Colquijirca treatment plant will increase its capacity from 3,600 MT per day to 4,000 MT per day by adding new flotation cells during the 44Q04. Full operation is expected to begin in 1Q05. This project's total investment is aroundapproximately US$1.6 million.

MARCAPUNTA

  The construction of the Marcapunta decline to access the copper body began in September. After surpassing overcoming initial difficulties, which limited the progress at 54 meters during the first month, the construction is expected to continue at a rate of 100 meters per month during the next 18 months.

BOARD RESOLUTIONS

During today's meeting, September 28th, 2004 the Board of Directors passed the following resolutions:

  To approve the financial statements as of ended September 30th, 2004.

  To declare a cash dividend of US$ XX0.16 per share or ADS, equivalent to S/.0.5312 at today's exchange rate of S/.3.32 per 1 US$or ADS, to be paid in US currency on November 29thXX, 2004, to shareholders who purchase shares until November 15th XX, 2004, with a Record Date of XXNovember 18th, 2004.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-ownedwholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.78	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Cedimin*	100.00	Shila / Paula
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

Consolidates

Appendix 2. BVN PRODUCTION SUMMARY
					GOLD PRODUCTION
	Three Months Ended September 30th						Nine Months Ended September 30th
	Orco-pampa			Anta-pite			Orco-pampa			Anta-pite
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	112,273	104,719	7.21%	45,172	45,068	0.23%	319,824	292,669	9.28%	134,899	110,514	22.07%
Average Ore Grade OZ/ST	0.53	0.51	3.52%	0.58	0.58	0.73%	0.51	0.53	-3.59%	0.56	0.60	-6.45%
Average Recovery Rate %	94.47%	86.61%	7.86%	94.93%	92.26%	2.66%	93.88%	86.21%	7.67%	94.09%	91.61%	2.47%
Ounces Produced	56,447	46,625	21.06%	24,937	24,005	3.88%	153,328	133,641	14.73%	71,431	60,907	17.28%
					SILVER PRODUCTION
	Three Months Ended September 30th						Nine Months Ended September 30th
	Uchuc-chacua			Colquijirca			Uchuc-chacua			Colqui-jirca
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	204,000	192,297	6.09	381,890	357,200	6.91	593,000	558,785	6.12	1,128,390	1,056,066	6.85
Average Ore Grade OZ/ST	16.84	17.23	-2.31	3.27	2.65	23.74	16.84	17.33	-2.80	3.12	2.89	7.90
Average Recovery Rate %	73.62%	74.36%	-0.73	72.52%	67.24%	5.29	73.60%	74.43%	-0.83	69.79%	69.38%	0.41
Ounces Produced	2,528,649	2,464,264	2.61	906,539	635,288	42.70	7,350,892	7,206,699	2.00	2,456,318	2,118,107	15.97
					ZINC PRODUCTION
	Three Months Ended September 30th						Nine Months Ended September 30th
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2004	2003	%	2004	2003	%	2004	2003	%	2004	2003	%
Ore Milled DST	204,000	192,297	6.09%	381,890	357,200	6.91%	593,000	558,785	6.12%	1,128,390	1,056,066	6.85%
Average Ore Grade %	1.48%	1.36%	9.23%	5.87%	5.35%	9.67%	1.47%	1.43%	2.47%	5.72%	5.77%	-0.81%
Average Recovery Rate %	64.17%	58.74%	5.43%	73.91%	77.76%	-3.85%	62.19%	58.29%	3.91%	73.62%	78.82%	-5.20%
ST Produced	1,940	1,532	26.58%	16,556	14,856	11.44%	5,407	4,660	16.03%	47,554	48,038	-1.01%

Appendix 3.

Total Gold Commitments

As of 01/10/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	92,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	1,988,500
	$/oz	304.81	313.65	314.91	313.90	297.83	294.03	285.00	285.00	303.91
290	Ounces	92,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	1,988,500
	$/oz	325.77	332.64	327.34	326.03	309.74	305.91	347.50	347.50	320.15
300	Ounces	82,000	288,000	418,000	430,500	508,000	492,000	60,000	60,000	2,338,500
	$/oz	340.32	336.91	332.49	331.50	320.30	315.51	347.50	347.50	327.68
340	Ounces	82,000	288,000	418,000	438,000	538,000	522,000	90,000	82,500	2,458,500
	$/oz	343.24	341.35	339.38	339.04	341.30	342.03	346.67	346.82	341.18
345	Ounces	82,000	288,000	418,000	438,000	538,000	522,000	90,000	82,500	2,458,500
	$/oz	343.24	341.35	339.38	339.04	343.53	345.13	346.67	346.82	342.32
350	Ounces	88,000	312,000	448,000	468,000	568,000	552,000	120,000	105,000	2,661,000
	$/oz	343.70	342.02	340.42	339.90	345.72	348.06	346.25	346.43	343.84
385	Ounces	103,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,736,000
	$/oz	349.72	348.95	340.42	339.90	360.51	368.61	346.25	346.43	352.19
400	Ounces	103,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,736,000
	$/oz	349.72	348.95	340.42	339.90	366.85	377.41	346.25	346.43	355.28
420	Ounces	103,000	372,000	448,000	468,000	628,000	552,000	120,000	105,000	2,796,000
	$/oz	349.72	348.95	340.42	339.90	371.93	386.21	346.25	346.43	358.40

Gold Physical Delivery

As of 01/10/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	307.14	313.65	311.98	311.77	297.83	294.03	285.00	285.00	302.84
290	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	338.24	332.64	325.62	324.73	309.74	305.91	347.50	347.50	319.78
300	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	339.45	334.57	328.54	327.77	316.05	313.08	347.50	347.50	324.14
340	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	343.32	340.72	337.89	337.53	340.72	341.75	347.50	347.50	340.47
345	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	343.32	340.72	337.89	337.53	343.53	345.33	347.50	347.50	341.95
350	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	343.32	340.72	337.89	337.53	346.33	348.92	347.50	347.50	343.43
385	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	343.32	340.72	337.89	337.53	365.96	374.00	347.50	347.50	353.79
400	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	343.32	340.72	337.89	337.53	374.37	384.76	347.50	347.50	358.23
420	Ounces	62,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	1,906,000
	$/oz	343.32	340.72	337.89	337.53	374.37	395.51	347.50	347.50	360.77

Gold Derivatives

As of 01/10/04
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	30,000		30,000	22,500					82,500
	$/oz	300.00		345.00	345.00					328.64
290	Ounces	30,000		30,000	22,500					82,500
	$/oz	300.00		345.00	345.00					328.64
300	Ounces	20,000	80,000	110,000	102,500	80,000	40,000			432,500
	$/oz	343.00	343.00	343.55	343.44	343.00	343.00			343.24
340	Ounces	20,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	552,500
	$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.63
345	Ounces	20,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	552,500
	$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.63
350	Ounces	26,000	104,000	140,000	140,000	140,000	100,000	60,000	45,000	755,000
	$/oz	344.62	344.62	346.00	345.46	343.86	344.20	345.00	345.00	344.89
385	Ounces	41,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	830,000
	$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	348.51
400	Ounces	41,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	830,000
	$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	348.51
420	Ounces	41,000	164,000	140,000	140,000	200,000	100,000	60,000	45,000	890,000
	$/oz	359.39	359.39	346.00	345.46	366.70	344.20	345.00	345.00	353.33

Appendix 4.

Silver Derivatives

As of 01/10/04
	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2004	75,000	6.00	375,000	5.84	390,000	6.15	448,500	6.16	525,000	6.16	750,000	6.16
2005	300,000	6.00	1,400,000	5.84	1,460,000	6.15	1,677,750	6.15	1,962,500	6.15	2,800,000	6.16
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	575,000	6.00	1,975,000	5.86	2,090,000	6.13	2,392,250	6.14	2,787,500	6.14	3,950,000	6.14

Appendix 5.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (audited) and September 30, 2004 (unaudited)
	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Assets
Current assets

Cash and cash equivalents	398,551	520,630	155,784

Investment funds	54,881	84,742	25,357

Trade accounts receivable	74,266	45,855	13,721

Other accounts receivable	27,315	25,054	7,497

Accounts receivable from affiliates	37,698	42,077	12,590

Inventories, net	77,232	94,329	28,255

Income tax prepayments	28,988	39,326	11,767

Current portion of prepaid value added tax and expenses	18,325	22,836	6,833
	__________	__________	__________
Total current assets	717,256	874,849	261,774

Long - term accounts receivable	960	1,307	391

Value added tax and prepaid expenses	5,783	13,025	3,897

Investments in shares	1,443,459	1,531,484	458,254

Property, plant and equipment, net	394,165	417,243	124,848

Development costs and mineral lands, net	137,786	154,162	46,129

Deferred stripping costs	56,057	56,057	16,773

Mining concessions and goodwill, net	168,155	159,028	47,585

Deferred income tax and workers' profit sharing, net	297,441	256,258	76,678
	__________	__________	__________

Total assets	3,221,062	3,463,413	1,036,329
	___________	___________	___________

Consolidated Balance Sheets (Continued)

	2003	2004	2004
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	23,461	16,998	5,086
Trade accounts payable	52,699	56,975	17,048
Other current liabilities	86,011	109,859	32,872
Liability on derivative instruments	99,893	70,185	21,001
Current portion of long-term debt	70,453	62,835	18,802
Deferred revenue from sale of future production	68,841	79,327	23,736
	__________	__________	__________
Total current liabilities	401,358	396,179	118,545
	__________	__________	__________
Other long-term liabilities	76,853	75,195	22,500
Liability on derivative instruments	307,826	237,640	71,107
Long-term debt	45,468	8,934	2,673
Deferred revenue from sale of future production	641,122	586,975	175,636
	__________	__________	__________
Total liabilities	1,472,627	1,304,923	390,461
	__________	__________	__________
Minority interest	48,428	63,712	19,064
	__________	__________	__________
Shareholders' equity, net
Capital stock, net of treasury shares by S/49,658,000 in 2003 and 2004	596,755	596,755	178,562
Investment shares, net of treasury shares by S/66,000 in 2003 and 2004	1,683	1,683	504
Additional paid-in capital	610,659	610,659	182,723
Legal reserve	99,306	129,303	38,690
Retained earnings	218,174	619,350	185,323
Cumulative translation loss	(29,401)	(126,788)	(37,938)
Cumulative unrealized gain on investments in shares carried at fair value	209,175	267,576	80,065
Cumulative unrealized loss on derivative instruments	(6,344)	(3,760)	(1,125)
	__________	__________	__________

Total shareholders' equity	1,700,007	2,094,778	626,804
	__________	__________	__________
Total liabilities and shareholders' equity, net	3,221,062	3,463,413	1,036,329
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month periods ended September 30			For the nine-month periods ended September 30
	_______________________________			_______________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	190,143	200,246	59,918	531,309	637,625	190,791
Royalty income	35,752	31,958	9,563	87,654	92,256	27,605
	___________	___________	___________	___________	___________	___________
Total revenues	225,895	232,204	69,481	618,963	729,881	218,396
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	75,970	77,561	23,208	228,646	248,024	74,214
Exploration and development costs in operational mining sites	23,213	30,316	9,071	61,490	81,571	24,408
Depreciation	11,201	12,246	3,664	31,542	37,981	11,365
	___________	___________	___________	___________	___________	___________
Total costs of operation	110,384	120,123	35,943	321,678	367,576	109,987
	___________	___________	___________	___________	___________	___________
Gross margin	115,511	112,081	33,538	297,285	362,305	108,409
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	34,491	18,472	5,527	75,242	57,091	17,083
Exploration costs in non-operational mining areas	14,324	37,728	11,289	38,770	69,699	20,855
Selling	6,762	4,093	1,225	18,582	12,846	3,844
Royalties	5,782	5,132	1,536	16,694	16,365	4,897
	___________	___________	___________	___________	___________	___________
Total operating expenses	61,359	65,425	19,577	149,288	156,001	46,679
	___________	___________	___________	___________	___________	___________
Operating income	54,152	46,656	13,961	147,997	206,304	61,730
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies	186,826	120,834	36,156	369,972	386,105	115,531
Realized revenue from sale of future production	-	16,353	4,893	-	47,292	14,151
Gain (loss) from change in the fair value of derivative instruments	(371,197)	(47,322)	(14,160)	(307,243)	59,398	17,773
Realized loss in derivative instruments	(7,494)	(7,811)	(2,337)	(5,132)	(60,949)	(18,237)
Interest income	1,904	4,471	1,338	4,816	9,316	2,788
Gain (loss) from exposure to inflation	435	(7,505)	(2,246)	(2,124)	(21,851)	(6,538)
Interest expense	(1,697)	(609)	(182)	(6,181)	(9,566)	(2,862)
Amortization of mining concessions and goodwill	(4,207)	(3,044)	(911)	(12,622)	(9,127)	(2,731)
Other, net	(4,242)	(2,191)	(656)	(2,174)	(7,772)	(2,326)
	___________	___________	___________	___________	___________	___________
Total other income (expenses), net	(199,672)	73,176	21,895	39,312	392,846	117,549
	___________	___________	___________	___________	___________	___________
Income (loss) before worker's profit sharing, income tax and minority interest	(145,520)	119,832	35,856	187,309	599,150	179,279
Workers' profit sharing	(1,286)	(3,887)	(1,163)	(1,691)	(11,288)	(3,378)
Income tax	(13,793)	(24,810)	(7,424)	(28,565)	(63,621)	(19,037)
	___________	___________	___________	___________	___________	___________
Income (loss) before minority interest	(160,599)	91,135	27,269	157,053	524,241	156,864
Minority interest	(14,326)	5,219	1,562	(39,471)	(21,185)	(6,339)
	___________	___________	___________	___________	___________	___________
Net income (loss)	(174,925)	96,354	28,831	117,582	503,056	150,525
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings (loss) per share, stated in Peruvian Nuevos Soles and U.S. dollars	(1.37)	0.76	0.23	0.92	3.95	1.18
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	___________	___________	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month periods ended September 30			For the nine-month periods ended September 30
	___________________________________			___________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	183,807	241,891	72,379	524,559	666,037	199,293
Collection of dividends	169,749	73,338	21,944	266,203	262,373	78,508
Collection of royalties	24,532	24,761	7,409	75,033	89,051	26,646
Collection of interest	1,859	4,091	1,224	6,001	7,792	2,332
Payments to suppliers and third parties	(77,291)	(71,109)	(21,277)	(231,059)	(270,498)	(80,939)
Payments of exploration expenditures	(30,074)	(58,142)	(17,397)	(83,607)	(119,818)	(35,852)
Payments to employees	(31,586)	(33,862)	(10,132)	(95,679)	(98,368)	(29,434)
Payments of income tax	(17,362)	(26,936)	(8,060)	(38,187)	(53,023)	(15,866)
Payments of royalties	(5,137)	(5,150)	(1,541)	(17,189)	(18,893)	(5,653)
Payments of interest	(737)	(1,204)	(361)	(7,812)	(4,692)	(1,404)
	________	________	________	________	________	________
Net cash provided by operating activities	217,760	147,678	44,188	398,263	459,961	137,631
	________	________	________	________	________	________
Investing activities
Payments from derivative instruments settled, net	(7,494)	(7,811)	(2,337)	(5,132)	(60,949)	(18,237)
Purchase of plant and equipment	(17,302)	(30,935)	(9,256)	(39,914)	(67,303)	(20,139)
Increase of investment fund	-	-	-	-	(34,735)	(10,394)
Development expenditures	(9,078)	(20,913)	(6,258)	(23,170)	(51,792)	(15,497)
Decrease (increase) of accounts receivable from affiliates	-	4,146	1,241	-	(1,174)	(351)
Payments by investments in shares	(377)	-	-	(1,964)	(1,263)	(378)
Proceeds from sale of plant and equipment	45	447	133	1,111	1,502	449
Proceeds from sale of investments in shares	-	-	-	-	330	99
	________	________	________	________	________	________
Net cash used in investing activities	(34,206)	(55,066)	(16,477)	(69,069)	(215,384)	(64,448)
	________	________	________	________	________	________

Net cash used in financing activities	(81,125)	(21,112)	(6,317)	(141,341)	(122,498)	(36,654)
	________	________	________	________	________	________
Net increase in cash during the period	102,429	71,500	21,394	187,853	122,079	36,529
Cash at beginning of period	181,388	449,130	134,390	95,964	398,551	119,255
	________	________	________	________	________	________
Cash at period-end	283,817	520,630	155,784	283,817	520,630	155,784
	________	________	________	________	________	________

	For the three-month periods ended September 30			For the nine-month periods ended September 30
	___________________________________			___________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Reconciliation of net income (loss) to net cash provided by operating activities
Net income (loss)	(174,925)	96,354	28,831	117,582	503,056	150,525
Add (deduct)
Decrease (increase) minority interest	14,326	(5,219)	(1,562)	39,471	21,185	6,339
Depreciation	12,014	13,031	3,899	33,230	39,218	11,735
Amortization of development costs in operative mining sites	6,168	11,805	3,532	15,179	31,134	9,316
Expense from deferred income tax and workers' profit sharing	704	10,594	3,170	1,644	27,005	8,081
Loss (gain) from exposure to inflation	(435)	7,505	2,246	2,124	21,851	6,538
Amortization of mining concessions and goodwill	4,207	3,044	911	12,622	9,127	2,731
Decrease (increased) in the fair value of investment fund	-	(594)	(178)	-	4,874	1,459
Accretion expense	-	627	188	-	3,517	1,052
Long-term officers' compensation (*)	13,912	-	-	21,849	2,095	627
Net cost of retired plant and equipment	-	3,382	1,012	2,504	3,564	1,066
Gain on sale of plant and equipment	-	(173)	(52)	(964)	(1,148)	(343)
Gain in sale of investment in shares	-	-	-	-	(51)	(15)
Loss (gain) from change in the fair value of derivative instruments	371,197	47,322	14,160	307,243	(59,398)	(17,773)
Share in affiliated companies, net of dividends received	(17,078)	(47,497)	(14,212)	(103,769)	(128,603)	(38,481)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(16,479)	36,610	11,014	(19,427)	30,325	9,134
Inventories	4,577	(13,409)	(4,012)	2,312	(15,405)	(4,610)
Income tax credit and value added tax and expenses	7,053	(8,544)	(2,560)	(2,529)	(22,091)	(6,610)
Deferred stripping costs	(2,695)	-	-	(9,205)	-	-
Decrease of operating liabilities -
Accounts payable and other current liabilities	(4,786)	(7,150)	(2,199)	(21,603)	(10,294)	(3,140)
	________	________	________	________	________	________
Net cash provided by operating activities	217,760	147,678	44,188	398,263	459,961	137,631
	________	________	________	________	________	________

(*) This provision, which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 17 to the 2003 consolidated financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 28, 2004